UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 18, 2020

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated June 18, 2020, regarding the disclosures in relation to the shareholding structure.

Istanbul, June 18, 2020

Announcement Regarding the Disclosures in Relation to the Shareholding Structure

This announcement is regarding the disclosures of our shareholders and Turkey Wealth Fund in relation to shareholding structure of our Company. Our Company is not a party in the respective process and follows developments from the public disclosures of the relevant parties. The details of the disclosures can be accessed on Public Disclosure Platform (KAP) and the following links:

https://www.tvf.com.tr/en/contact/disclosures/2020/turkey-wealth-fund-agrees-to-acquire-control-of-turkcell

www.turkcellforthefuture.com

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 18, 2020	By:	/s/ Zeynel Korhan Bilek
Name: Zeynel Korhan Bilek Title: Treasury & Capital Markets Management Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 18, 2020	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer